EXHIBIT 99.2: PRESS RELEASE
LDK Solar Completes First Polysilicon Production Run at 15,000 MT Polysilicon Plant
XINYU CITY, China and SUNNYVALE, Calif., September 9, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has successfully completed the first production run and initiated production ramp-up of operations of its first 5,000 metric ton (MT) train in its 15,000 MT annualized capacity polysilicon plant in Xinyu, China on September 5, 2009.
A ceremony was held to mark the occasion and was attended by Mr. Su Rong, Secretary of the Jiangxi Provincial Party Committee, Mr. Wu Xinxiong, Governor of Jiangxi, and other government officials. Customers, suppliers and members of LDK Solar’s polysilicon project team were also present to celebrate this important achievement.
“We are pleased to successfully complete of our first production run and begin to ramp manufacturing at our state-of-the-art 15,000 MT polysilicon plant. The construction of this facility has been an unprecedented undertaking for many of us in attendance. This achievement is thanks to our international teamwork and collaboration efforts,” commented Nick Sarno, Senior VP of Manufacturing and Polysilicon Plant Project Manager. Xiaofeng Peng, Chairman and CEO of LDK Solar, also congratulated and thanked the team for their contributions to achieving this goal.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

4